Tax Jat • STRONG ORGANIC GROWTH IN REVENUE AND EBITDA • SOLID EXECUTION OF VEON 2.0 STRATEGY FOURTH QUARTER 2023 TRADING UPDATE

Trading update 4Q23 and FY23 2 Note: Total cash and cash equivalents does not include USD 165 million relating to banking operations in Pakistan. * denotes last-twelve-months (LTM) EBITDA USD 953 million REVENUE +1.4% YoY +17.9% YoY in local currency normalised SERVICE REVENUE +1.1% YoY +17.5% YoY in local currency normalised TOTAL CASH AND CASH EQUIVALENTS USD 1.3 billion at HQ USD 1.7 billion 4G USERS +10.7% YoY 59.9% penetration 94 million LEVERAGE Down from 2.36x in 4Q22* Net debt excl. leases to EBITDA* 1.42x TOTAL DIGITAL MONTHLY ACTIVE USERS +6.4% YoY Across all VEON digital services and platforms 4Q 2023 HIGHLIGHTS GROSS DEBT USD 2.8 billion lower YoY USD 4.7 billion NET DEBT EXCLUDING LEASES USD 1.7 billion lower YoY USD 2.0 billion MULTIPLAY AND DOUBLEPLAY 4G REVENUES +9.2% YoY +19.1% YoY in local currency USD 472 million USD 915 million EBITDA -20.4% YoY +24.9% YoY in local currency normalised USD 364 million USD 258 million CAPEX -1.8% YoY LTM capex intensity 17.6% 95 million EQUITY FREE CASHFLOW +157.8% YoY USD 121 million

Trading update 4Q23 and FY23 3 Note: Total cash and cash equivalents does not include USD 165 million relating to banking operations in Pakistan. * denotes LTM EBITDA USD 3,698 million REVENUE -1.5% YoY +17.9% YoY in local currency normalised SERVICE REVENUE -1.2% YoY +18.1% YoY in local currency normalised USD 3,576 million TOTAL CASH AND CASH EQUIVALENTS USD 1.3 billion at HQ USD 1.7 billion EBITDA -7.9% YoY +20.0% YoY in local currency normalised USD 1,609 million USD 651 million 4G USERS +10.7% YoY 59.9% penetration 93.6 million LEVERAGE Down from 2.36x in 4Q22 Net debt excl. leases to EBITDA* 1.42x GROSS DEBT USD 2.8 billion lower YoY USD 4.7 billion NET DEBT EXCLUDING LEASES USD 1.7 billion lower YoY USD 2.0 billion CAPEX -21.8% YoY LTM capex intensity 17.6% MULTIPLAY AND 4G REVENUES +9.7% YoY +25.8% YoY in local currency USD 1,823 million TOTAL DIGITAL MONTHLY ACTIVE USERS +6.4% YoY Across all VEON digital services and platforms 95 million EQUITY FREE CASHFLOW +53.3% YoY USD 434 million FY 2023 HIGHLIGHTS

Trading update
4Q23 and FY23
4
VEON

Amsterdam, 21 March 2024 7:00AM CET – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, announces selected financial and operating results for the fourth quarter and full year ended 31 December 2023.

In 4Q23, VEON continued to report growth in revenues in reported currency terms with double digit local currency top-line growth. Total revenues reached USD 953 million, an increase of 1.4% YoY in reported currency (+17.9% YoY in local currency normalised for one-offs). Service revenues amounted to USD 915 million, an increase of 1.1% YoY in reported currency +17.5% YoY in local currency normalised for one-offs), while EBITDA of USD 364 million represented a 20.4% YoY decrease in reported currency terms (+24.9% YoY in local currency normalised for one-offs). Capex in 4Q23 was USD 258 million, a decline of 1.8% YoY, and reported capex intensity for the last twelve months was 17.6%. Total cash and cash equivalents as of 31 December 2023 amounted to USD 1.7 billion with USD 1.3 billion held at the headquarters ("HQ") level.

For FY 2023, total revenues amounted USD 3,698 million, a decrease of 1.5% YoY in reported currency (+17.9% YoY in local currency normalised for one-offs). Service revenues reached USD 3,576 million, a decrease of 1.2% YoY in reported currency (+18.1% YoY in local currency normalised for one-offs), while EBITDA of USD 1,609 million represented a 7.9% YoY decrease in reported currency terms (+20.0% YoY in local currency normalised for one-offs). Capex in FY 2023 was USD 651 million, a decline of 21.8% YoY.

For 2024, VEON announces its full-year guidance for revenue and EBITDA of 16%-18% and 18%-20% growth in local currency, and for Group capex intensity of 18%-19%. As a result of its digital operator strategy, and expected slowdown in inflation, the company has guided to another year of double digit growth.

Kaan Terzioğlu commented on the results:

"In 2023, we kept our promise to our investors: we delivered on our strategic priorities and operational goals, making VEON a faster growing company with a healthier balance sheet post the full sale of our Russian operations in October 2023. Our growth has accelerated from mid-teens in FY22 to high-teens in FY23 with an increase of 18% year-on-year in our revenues in local currency, while our leverage ratio improved significantly from 2.4x to 1.4x. We gained not only market share but wallet share, turning the strength of our digital offerings into commercial and financial outcomes.

I am excited for the growth potential in our markets, where we are well positioned to serve unmet demand in digital verticals: financial services, entertainment, healthcare, education. We start 2024 with nearly 100 million cumulative monthly active users of our digital products and a growing set of digital capabilities and services, including in AI-focused initiatives.

We are pleased to guide the market for continued strong and profitable growth in 2024, maintaining our focus on financial discipline and balance sheet management."

VEON Group USD, million	2023	2022	YoY Reported	YoY LCY	YoY LCY, normalised	4Q23	4Q22	YoY Reported	YoY LCY	YoY LCY, normalised
Total revenue, of which:	**3,698**	**3,755**	**(1.5%)**	**16.4%**	**17.9%**	**953**	**940**	**1.4%**	**11.9%**	**17.9%**
Total service revenue	3,576	3,621	(1.2%)	16.5%	18.1%	915	905	1.1%	11.3%	17.5%
EBITDA	**1,609**	**1,747**	**(7.9%)**	**9.9%**	**20.0%**	**364**	**458**	**(20.4%)**	**(11.3%)**	**24.9%**
Capex	**651**	**832**	**(21.8%)**			**258**	**263**	**(1.8%)**		
LTM capex intensity	17.6%	22.1%	(4.6p.p.)							
Licenses payments	(153)	(296)	48.3%			(5)	1	n.m.		
Cash and cash equivalents	**1,737**	**3,039**	**(42.9%)**							
Cash and cash equivalents at HQ level	1,328	2,532	(47.6%)							
Net debt	**2,955**	**4,461**	**(33.8%)**							
Net debt, excluding leases	1,971	3,657	(46.1%)							
Total customers (millions)	**158.1**	**158.7**	**(0.4%)**							
Mobile customers (millions)	156.2	156.9	(0.4%)							
4G users (millions)	93.6	84.6	10.7%							
4G user penetration	59.9%	53.9%	6.0p.p.							
Fixed-line customers (millions)	1.8	1.8	2.1%							

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Cash and cash equivalents do not include amounts related to banking operations in Pakistan: USD 165 million in 4Q23 and USD 67 million in 4Q22.

4Q23 GROUP PERFORMANCE 6 KEY RECENT DEVELOPMENTS 8 UNAUDITED CONDENSED FINANCIAL STATEMENTS 10 COUNTRY PERFORMANCE 15 CONFERENCE CALL INFORMATION 21 PRESENTATION OF FINANCIAL RESULTS AND NONRECURRING ITEMS 22 DISCLAIMER AND NOTICE TO READERS 23 ATTACHMENTS 25 CONTENTS

4Q23 GROUP PERFORMANCE

VEON delivered 1.4% annual growth in reported currency and 11.9% annual growth in local currency (+17.9% in local currency normalised) revenues in 4Q23, driven by ongoing execution of our Digital Operator strategy. The Group's liquidity position remains healthy with Group cash and cash equivalents at USD 1.7 billion.

Group revenues increased by 1.4% YoY during 4Q23 in reported currency and by 11.9% YoY in local currency terms.

Four operating companies reported growth in reported currency, while all our operating companies, except Ukraine, achieved local currency revenue growth. We continued to expand market share across all our countries of operation.

4Q23 YoY	Reported	LCY	LCY, normalised
Total revenue	**1.4%**	**11.9%**	**17.9%**
Ukraine	(3.2%)	(3.3%)	5.7%
Pakistan	(9.8%)	14.7%	26.0%
Kazakhstan	22.6%	22.1%	22.1%
Bangladesh	1.2%	8.4%	8.4%
Uzbekistan	18.1%	29.7%	29.7%
Kyrgyzstan	9.3%	16.3%	16.3%

Service revenues increased by 1.1% YoY in reported currency and rose by 11.3% YoY in local currency.

In 4Q23, **Group EBITDA** decreased by 20.4% YoY in reported currency and by 11.3% in local currency terms, with **Group EBITDA margin** at 38.2% (-10.5 p.p. YoY).

The Group's YoY revenue and EBITDA performance was affected by extraordinary non-recurring items:

- the cyberattack and customer retention measures following the cyberattack in Ukraine in 4Q23 (c.USD 22 million EBITDA impact), and
- SIM tax reversal in Pakistan in 4Q22 as detailed in the 'Country Performance' section (c.USD 91 million EBITDA impact).

Group EBITDA was also impacted by extraordinary costs in HQ:

- c.USD 12 million in 4Q23 and c.USD 15 million in 4Q22 associated with the resizing of HQ and exit from Russia (c.USD 48 million in FY 2023 and c.USD 29 million in FY 2022);
- a provision of c.USD 36 million in 4Q23 related to value added tax in the Netherlands.

Adjusting for extraordinary non-recurring items, that are not in the course of ordinary business, underlying or normalised YoY local currency revenue and EBITDA growth was as follows:

YoY growth, LCY	4Q23	4Q23, normalised	FY23	FY23, normalised
Total revenue	11.9%	17.9%	16.4%	17.9%
Service revenue	11.3%	17.5%	16.5%	18.1%
EBITDA	(11.3%)	24.9%	9.9%	20.0%

(Please refer to page 30 for a detailed reconciliation of reported to normalized revenue and EBITDA).

Trading update 4Q23 and FY23 7 In 4Q23, we reported 156.2 million mobile subscribers (- 0.4% YoY). The Group’s 4G user base grew by 10.7% YoY, reaching 93.6 million, with 9.0 million 4G users added over the last 12 months. 4G users now account for 59.9% of our total subscriber base, up 6.0 p.p. from a year earlier, supporting further conversion of subscribers into multiplay users who use at least one of our digital services in addition to 4G data and voice. VEON continued execution of its Digital Operator strategy (“DO1440”) launched in 2021 and has been building portfolios of digital applications and services tailored for each of our markets. We aim to deliver digital experiences for every minute of the day through services powered by our 4G network across our key adjacent markets, spanning areas including financial services, digital entertainment (TV, music, gaming, and more), digital health, digital learning, business-to-business solutions and industrial applications, as well as providing locally relevant digital experiences. The cumulative number of monthly active users of VEON’s operating companies’ digital services amounted to 95.2 million for the month of December 2023, driving greater digital inclusion and local talent development in the digital space. Our multiplay B2C customers (those who make use of at least one of our digital services on top of our voice and 4G data services) increased by 18.7% YoY to 33.7 million, representing 26.6% of the user base and accounting for 46.7% of VEON’s B2C revenues. Multiplay B2C customer ARPU is 3.8x higher, and churn is 2.2x lower, than for voice-only B2C customers. With a higher share of multiplay customers, ARPU levels in each of our operating companies, excluding Ukraine, also increased at rates ranging from 5.3% to 25.3% YoY in 4Q23. Through digital entertainment applications, VEON Group’s digital operators aim to meet the rising demand in their respective markets for locally relevant content, delivered with a superior digital experience. These applications support not only local content creators but also increasingly provide viable avenues for advertisers who want to reach the young and digitally savvy audiences of VEON Group companies’ digital applications. Our media streaming services, including Toffee in Bangladesh and Tamasha in Pakistan, remain important drivers for growth in our multiplay customer base. Toffee saw solid 8.4 million monthly active users (“MAUs”, -60.3% YoY), while Tamasha in Pakistan reached 10.6 million MAUs, representing a 2.5-fold YoY increase. For Toffee, YoY comparison in MAU is distorted by uniquely high viewership during FIFA World Cup in 4Q22. Our digital financial services business in Pakistan, JazzCash, reported 16.2 million MAUs and increased its 12-month total transaction volume by 38.9% YoY. In 4Q23, Group capex was USD 258.0 million (-1.8% YoY) with capex intensity for the last twelve months of 17.6% (- 4.6 p.p. YoY). We closed the fourth quarter with total cash and cash equivalents of USD 1.7 billion, excluding banking operations in Pakistan, with USD 1.3 billion at the HQ level. Our local operations remain self-funded. In Ukraine, the team continued to focus on keeping the country connected despite the cyberattack in December 2023. Around 99% of our radio network remained operational at the end of the quarter. Kyivstar’s revenues decreased 3.3% YoY in local currency (-3.2% YoY in reported currency). Kyivstar’s 4G customer base grew 8.8% YoY, with data usage rising 9.6% YoY. EBITDA decreased by 5.7% YoY in local currency terms (-5.5% YoY in reported currency) despite ongoing operational cost pressures in 4Q23, including electricity and fuel costs, and continued charitable donations, as well as staff and customer support programs. Excluding the negative impact of the cyberattack in 4Q23, underlying revenue grew 5.7% YoY and EBITDA grew 12.4% YoY in local currency. Pakistan revenues rose 14.7% YoY in local currency (- 9.8% YoY in reported currency), a strong result given a challenging macroeconomic environment. Jazz grew its 4G users (+6.2% YoY), ARPU (+19.6% YoY) and data usage (+18.2% YoY) in 4Q23. EBITDA decreased by 26.7% YoY in local currency terms (-42.6% YoY in reported currency). In 4Q22, revenues and EBITDA were positively impacted by the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation, increasing recorded revenues by PKR 6.6 billion (c.USD 30 million) and EBITDA by PKR 20.2 billion (c.USD 91 million). Excluding these one-off items, underlying revenue was 26.0% higher YoY in local currency terms and underlying EBITDA was 23.3% higher YoY in local currency terms. A further devaluation of around c.27% YoY in the Pakistani Rupee in the quarter negatively impacted financial performance in reported currency terms.

Trading update 4Q23 and FY23 8 In Kazakhstan, revenues increased 22.1% YoY in local currency terms (+22.6% YoY in reported currency). This was driven by the further expansion of our mobile customer base (+4.2% YoY) and 4G users (+11.9% YoY), higher ARPU (+21.5% YoY) and data usage (+7.5% YoY) and inflationary pricing. EBITDA rose by 30.1% YoY in local currency terms (+30.6% YoY in reported currency). In Bangladesh, Banglalink’s revenues increased 8.4% YoY in local currency (+1.2% YoY in reported currency) supported by balanced growth of its customer base and ARPU. The operator’s nationwide network expansion supported 24.5% YoY growth in 4G users. Banglalink continued to deliver joint growth in its subscriber base, which increased +7.5% YoY, as well as ARPU, which grew +5.3% YoY. In 4Q23, EBITDA rose by 24.2% YoY in local currency (+15.9% YoY in reported currency). In Uzbekistan, revenues increased by 29.7% YoY in local currency (+18.1% YoY in reported currency), a tenth consecutive quarter of double-digit YoY revenue growth. This was driven by a 10.9% YoY expansion of the 4G subscriber base and robust growth in ARPU and data usage. EBITDA increased by 50.1% YoY in local currency (+36.6% YoY in reported currency) in 4Q23. As we deliver on our Digital Operator strategy targets across the Group, we announce our guidance for 2024 local currency revenue growth of 16%-18%, and for 2024 local currency EBITDA growth of 18%-20%. VEON’s 2024 outlook for the Group’s capex intensity is in the range of 18%-19% (see disclaimer on pages 24-25 below for a discussion of factors that could cause actual results to differ from expectations).

Credit ratings of BB- assigned by S&P Global and Fitch On 15 March 2024, Fitch and S&P published the credit ratings they assigned to VEON Ltd.: • Fitch has assigned a BB- (negative outlook) rating. • S&P Global has assigned a BB- (stable) rating. VEON appoints PwC as 2023 auditors, provides updates on reporting timelines On 14 March 2024, VEON announced that it has now appointed PricewaterhouseCoopers Accountants N.V. for the audit of the Group’s consolidated financial statements for the year ended 31 December 2023 in accordance with International Standards on Auditing (“ISA”). The Company also announced that it expects to be delayed in reporting its audited consolidated financial statements for the year ended 31 December 2023 under PCAOB auditing standards (the “2023 PCAOB Audit”), filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) and filing its annual report (which includes the ISA audit) with the Dutch Authority for the Financial Markets (“AFM”) in connection with its Euronext listing. As a result of these anticipated delays in its filing, the Company expects that it will not be in compliance with its listing requirements once the applicable deadlines are past, and will focus on regaining compliance as soon as practicable. VEON also expects to be delayed in delivering the audited consolidated financial statements of the Company and its subsidiary, VEON Holdings BV, to the holders of the outstanding notes of VEON Holdings BV (the “VEON Holdings Notes”) and its revolving credit facility (the “RCF”) creditors. The Company will seek consents from its RCF creditors and the holders of the VEON Holdings Notes for the delayed delivery of the audited financial statements. MSCI upgrades VEON to 'AA' ESG Rating On 4 March 2024, VEON announced that MSCI ESG Research has raised in February 2024 the Company’s Environmental, Social, and Governance (ESG) rating to 'AA' from 'A'. This upgrade positions VEON within the ‘Leaders’ category amongst the 131 telecommunication services companies evaluated by MSCI, demonstrating our commitment to sustainable and ethical business operations. VEON announces the issuance of previously authorised shares On 1 March 2024, VEON announced that, its Board of Directors has approved the issuance of 92,459,532 of its authorised but unissued ordinary shares to fund its existing and future equity incentive-based compensation plans. As a result of the issuance, VEON will have 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares in accordance with bye-law 3.1 of the VEON bye-laws represents approximately 4.99% of VEON's authorised ordinary shares. The shares are expected to be allocated to the company's existing and future equity incentive-based compensation plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance. VEON and Summit complete USD 100 million deal for Bangladesh towers portfolio On 31 January 2024, VEON announced that, further to the announcement dated 15 November 2023, and the legal transfer of towers in December 2023 following the receipt of all regulatory approvals, its wholly owned subsidiary Banglalink has completed the sale of part of its tower portfolio in Bangladesh to Summit Towers Limited for a KEY RECENT DEVELOPMENTS IGHLIGHTS:

Trading update 4Q23 and FY23 10 consideration of approximately BDT 11 billion (c. USD 100 million). With this transaction, Summit Towers Limited, a subsidiary of Summit Communications Group, the largest Telecommunications Infrastructure Company in Bangladesh, took ownership of 2,012 Banglalink towers. Under the terms of the Master Tower Agreement between the parties, Banglalink secures the provision of tower infrastructure services for an initial period of 12 years, with potential extensions to be considered at a later time. CYBERATTACK IN UKRAINE Kyivstar completes preliminary assessment of the financial impact of the cyberattack On 18 January 2024, VEON announced its preliminary assessment of the financial impact of the cyberattack that affected the network and services of its Ukrainian subsidiary Kyivstar in December 2023. The incident, which was caused by a widespread external cyberattack, resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. Working relentlessly, and in collaboration with the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies, Kyivstar restored services in multiple stages starting with voice and data connectivity. On 19 December 2023, VEON announced that Kyivstar has now restored services in all categories of its communication services, with mobile voice and internet, fixed connectivity, SMS and MyKyivstar self-care application active and available across Ukraine. As of the day of the announcement, 99% of Kyivstar’s base stations in the territory controlled by the Ukrainian government were operational, recovering nearly fully from the widespread cyberattack of 12 December. After stabilizing the network, Kyivstar immediately launched offers to thank its customers for their loyalty, including one month of free services on certain types of contracts. VEON and Kyivstar also engaged in a financial impact assessment, the preliminary results of which have become available. VEON and Kyivstar experienced financial impact on its consolidated results for the year ended 31 December 2023 due to these service disruptions in 2023. The Company anticipate that there will be an impact on its consolidated revenue results for the year ending 31 December 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The revenue impact of these offers is currently estimated to be approximately UAH 2.8 billion (approximately USD 75 million). Kyivstar plans to continue its remediation and compensation efforts in the coming months. The costs or loss of revenue of any other such remediation measures is uncertain and cannot be reasonably estimated at this time. Kyivstar network targeted by widespread cyberattack On 12 December 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar has been the target of a widespread cyberattack in the morning of 12 December 2023, causing a technical failure. As a result of this, communication and Internet access services were temporarily unavailable on the Kyivstar network. VEON Implements New Clawback Policy and Updates Incentive Plans to Enhance Accountability in Compliance with Nasdaq Listing Standards On 27 November 2023, VEON announced governance enhancements to its executive remuneration structure, underscoring its commitment to ethical corporate governance practices and financial integrity. The Board of Directors of VEON (the “Company”) introduced a robust Policy for the Recovery of Erroneously Awarded Compensation (the “Clawback Policy”) to align with Section 10D and Rule 10D-1of the Securities Exchange Act of 1934 and the listing standards adopted by NASDAQ. Effective 2 October 2023, the Clawback Policy enables the Company to recover erroneously awarded incentive-based compensation from current and former Executive Officers (as defined in the Clawback Policy) in the event that it is required to prepare an accounting restatement. This step is crucial in maintaining transparency and accountability, particularly in instances requiring accounting restatements. In tandem with the adoption of the Clawback Policy, the Board of Directors also revised existing incentive-based compensation plans to further align executive remuneration with shareholder interests and corporate objectives. The amended incentive-based compensation plans reflect VEON’s continuous effort to ensure its governance structure evolves in line with industry best practices.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

UNAUDITED INCOME STATEMENT

USD million	2023	2022	YoY reported	YoY LCY	YoY LCY, normalised	4Q23	4Q22	YoY reported	YoY LCY	YoY LCY, normalised
Total revenue	**3,698**	**3,755**	**(1.5%)**	**16.4%**	**17.9%**	**953**	**940**	**1.4%**	**11.9%**	**17.9%**
Service revenue	3,576	3,621	(1.2%)	16.5%	18.1%	915	905	1.1%	11.3%	17.5%
EBITDA	**1,609**	**1,747**	**(7.9%)**	**9.9%**	**20.0%**	**364**	**458**	**(20.4%)**	**(11.3%)**	**24.9%**
EBITDA margin	43.5%	46.5%	(3.0p.p.)			38.2%	48.7%	(10.5p.p.)		
Depreciation, amortization, impairments and other	(682)	(584)	(16.8%)			(144)	(89)	(62.1%)		
EBIT (Operating profit)	**927**	**1,163**	**(20.3%)**			**220**	**369**	**(40.2%)**		
Financial expenses	(470)	(551)	14.7%			(107)	(137)	22.0%		
Net foreign exchange gain and others	80	180	(55.6%)			32	135	(76.0%)		
Other non operating gains / (losses)	20	9	135.0%			4	(24)	n.m.		
Profit before tax from continued operations	**557**	**801**	**(30.5%)**			**149**	**342**	**(56.4%)**		
Income tax expense	(173)	(69)	(151.3%)			(57)	(87)	34.4%		
Profit from continuing operations	**384**	**732**	**(47.6%)**			**92**	**255**	**(63.9%)**		
(Loss) / Profit from discontinued operations	(2,830)	(741)	281.8%			(3,637)	114	n.m.		
(Loss) / Profit for the period	**(2,446)**	**(9)**	**25,904%**			**(3,545)**	**368**	**n.m.**		
- Of which profit attributable to non-controlling interest	78	153	(49.3%)			19	14	39.4%		
- Of which (loss) / profit attributable to VEON shareholders	(2,524)	(162)	1,454%			(3,565)	355	n.m.		

Note: Certain comparative amounts have been reclassified to conform to the current period presentation.

Depreciation, amortization, impairments and other (which includes gain/loss on disposal of assets and subsidiaries) amounted to USD 144 million in 4Q23 versus USD 89 million in 4Q22, mainly from release of cumulative translation adjustment upon sale of Georgia in 4Q22, offset by gain on tower sale, equipment sale and lease modification in Bangladesh and YoY local currency devaluation in operating companies. On a yearly basis, depreciation, amortization, impairments, and other expenses increased by 16.8% for the period.

Net financial expenses in 4Q23 decreased by 22.0% YoY mainly due to debt reduction, partially offset by higher interest rates of our floating PKR and USD debt. In addition, Net financial expenses decreased due to higher finance income as result of higher interest rates. On a yearly basis, financial expenses declined by 14.7% in 2023 due to lower debt balances.

Trading update
4Q23 and FY23
12
VEON

Income tax expense decreased by 34.4% YoY to USD 57 million in 4Q23; this decrease was mainly driven by changes in profit before tax, recognition of additional deferred tax asset in Bangladesh and reduction of tax contingencies. On a yearly basis income tax expense, rose by 151% as a result of higher local taxes in our operating markets.

The Group recorded net loss for the period of USD 3.5 billion, primarily due to result on the sale of our Russian operations driven by USD 3.4 billion of cumulative currency translation losses which accumulated in equity through other comprehensive income and are recycled through the consolidated income statement on the date of the disposal. **Profit from continued operations for the period were USD 384 million**.

UNAUDITED BALANCE SHEET

USD million	31 Dec 2023	30 Sep 2023	QoQ	31 Dec 2022	YoY
Total assets	**8,218**	**12,584**	**(34.7%)**	**15,083**	**(45.5%)**
Cash and cash equivalents	**1,737**	**2,187**	**(20.6%)**	**3,039**	**(42.9%)**
Working capital	976	853	14.4%	904	8.0%
Fixed assets	4,178	3,987	4.8%	4,414	(5.3%)
Goodwill	349	341	2.5%	394	(11.4%)
Assets held for sale	0	4,613	(100.0%)	5,792	(100.0%)
Other assets	812	542	50.0%	473	71.8%
Total liabilities	**7,142**	**11,313**	**(36.9%)**	**14,315**	**(50.1%)**
Working Capital liabilities	2,197	1,969	11.6%	2,341	(6.1%)
Debt	4,761	4,429	7.5%	7,571	(37.1%)
Liabilities held for sale	0	4,778	(100.0%)	4,232	(100.0%)
Other liabilities	183	136	34.6%	171	6.7%
Total equity, there of	**1,076**	**1,271**	**(15.4%)**	**767**	**40.2%**
Equity change due to continuing operations for FY 2023	341				
Equity change due to discontinued operations for FY 2023	569				
CTA losses for FY 2023	(600)				
Total liabilities and equity	**8,218**	**12,584**	**(34.7%)**	**15,083**	**(45.5%)**
Gross debt, of which	**4,693**	**4,326**	**8.5%**	**7,479**	**(37.3%)**
Bonds and loans - principal	3,631	3,462	4.9%	6,670	(45.6%)
Lease liabilities - principal	985	863	14.1%	809	21.7%
Long-term accounts payable and other	77				
Net debt	**2,955**	**2,134**	**38.4%**	**4,461**	**(33.8%)**
Net debt / LTM EBITDA	1.84x	1.25x		2.55x	
Net debt excluding leases	**1,971**	**1,277**	**54.3%**	**3,657**	**(46.1%)**
Net debt excluding leases / LTM EBITDA	1.42x	0.86x		2.36x	

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Cash and cash equivalents exclude amounts relating to banking operations in Pakistan: USD 165 million in 4Q23, USD 62 million in 3Q23 and USD 67 million in 4Q22. Long-term accounts payable relate to arrangements with vendors for financing network equipment.

Total cash and cash equivalents decreased in the fourth quarter to approximately USD 1.7 billion, excluding USD 165 million relating to banking operations in Pakistan, mostly due to the early redemption of the VEON Holdings' December 2023 and June 2024 notes and repayment of October 2023 notes at maturity. Of this, USD 1.3 billion in cash and cash equivalents is held by VEON's HQ in Amsterdam denominated in US dollars and euro, including USD 1.1 billion drawn under the Revolving Credit Facility ("RCF"). The HQ-level cash and cash equivalents are held in bank accounts, money market funds and on-demand deposits at a diversified group of international banks. For the full year, cash and cash equivalents declined by 42.9% as a result of redeeming certain fixed income securities.

Gross debt increased to USD 4.7 billion in fourth quarter 2023. The increase in gross debt was driven by an increase in the lease liabilities and a slight increase in the bank debt at some of our operating companies. In addition, PJSC VimpelCom

Trading update
4Q23 and FY23
13
VEON

continue to hold USD 72 million of notes that prior to the sale were classified as intercompany. Gross debt decreased for the full year by 37.1% as a result of the company's exit from its operations in Russia.

Lease liabilities increased to USD 985 million at the end of 4Q23, which was primarily impacted by network expansion in Pakistan, Ukraine, Kazakhstan and Uzbekistan and the sale of towers in Bangladesh. Similarly, for the full year, lease liabilities increased by 21.7%

Net debt increased QoQ to USD 3.0 billion in 4Q23 mainly as result of the above mentioned increase in gross debt and reduction in total cash and cash equivalents. **Net debt excluding leases** decreased YoY to USD 2.0 billion. This resulted in improved net debt/EBITDA and net debt excluding leases/EBITDA ratios of 1.84x and 1.43x, respectively. The company had significant reduction in net debt of 33.8%, and a reduction in net debt excluding leases of 45.9%, as a result of its activities in redeeming its bond and exiting its operations in Russia.

Debt maturities at HQ level, USD (million) equivalent

Year	Bonds	RCF	Total
2024	-	250	**250**
2025	695	805	**1,500**
Beyond 2025	1,108	-	**1,108**

Note: the amounts exclude accrued interest costs.

For the USD 1,055 billion RCF, USD 250 million commitments matured in March 2024 and were repaid during February 2024. The remaining USD 805 million could be rolled over until final maturity in March 2025.

The ability to upstream cash to HQ level to meet obligations is currently impaired by currency controls in Ukraine and other geopolitical and FX pressures affecting emerging markets. VEON remains committed to monetizing assets to enhance liquidity at the HQ level and is taking steps to regain access to capital markets on commercially acceptable terms. VEON is confident in its ability to navigate these challenges and continue to provide converged connectivity and online services to its customers globally.

Purchase of VEON Group debt

During the year ended 31 December 2023, PJSC VimpelCom independently purchased USD 2,140 million equivalent of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. Upon such purchase by PJSC VimpelCom, these Notes were reclassified to intercompany debt with an equivalent reduction in gross debt for VEON Group. Out of these Notes, USD 1,576 million equivalent Notes were offset against the purchase price and any notes outstanding at closing were transferred to a wholly owned subsidiary of VEON Holdings B.V. and USD 406 million equivalent Notes were settled at maturity, while USD 72 million equivalent of VEON Holding B.V. Notes remain held by PJSC VimpelCom as deferred consideration pending the receipt of an amended OFAC license. Upon receipt of such license, these remaining USD 72 million equivalent Notes will be transferred to the wholly owned subsidiary of VEON Holdings B.V. to offset the remaining deferred purchase price for PJSC VimpelCom.

As per 31 December 2023, USD 962 million of the Notes transferred to the wholly owned subsidiary remain outstanding.

Trading update
4Q23 and FY23
14
VEON

UNAUDITED CASH FLOW

USD million	2023	2022	YoY change	4Q23	4Q22	YoY change
EBITDA	**1,609**	**1,747**	**(138)**	**364**	**458**	**(93)**
Movements in Working Capital	103	(116)	219	169	(70)	239
Movements in provisions	145	48	97	55	28	27
Net tax paid	(264)	(284)	20	(68)	(48)	(20)
Cash capex	(614)	(714)	101	(148)	(164)	16
Gain / (loss) on disposal of non-current assets	14	20	(6)	2	5	(3)
Other movements in operating cash flows	(125)	44	(169)	(121)	(10)	(111)
Unlevered Free Cash Flow	**868**	**746**	**123**	**253**	**199**	**54**
Net interest	(435)	(463)	28	(131)	(152)	20
Equity Free Cash Flow	**434**	**283**	**151**	**121**	**47**	**74**
Lease liabilities payments	(147)	(141)	(6)	(38)	(32)	(7)
License payments	(153)	(296)	143	(5)	1	(6)
Equity Free Cash Flow (after lease liabilities and licenses)	**134**	**(154)**	**287**	**77**	**16**	**61**

Note: Certain comparative amounts have been reclassified to conform to the current period presentation.

For the quarter EBTIDA decreased by 20.5%, while for the full year EBITDA decreased by -7.9%. Unlevered free cash flow for the quarter increased by 27.1% and increased by 16.4% for the full year. Equity free cash flow followed a similar pattern and rose for the quarter by 157.4%, and for the full year by 53.4%.

Even in the face of considerable macroeconomic and geopolitical challenges, the business remains highly free cash flow generative. Equity Free Cash Flow, rose by +53% year YoY as a result. In 2023 VEON reached 73% 4G penetration in Kazakhstan and Uzbekistan, as a result capex spend will lessen which will contribute to Equity Free Cash Flow in the years to come.

Trading update 4Q23 and FY23 15 KEY FIGURES BY COUNTRIES USD million 4Q23 4Q22 YoY reported YoY LCY YoY LCY, normalised FY23 FY22 YoY reported YoY LCY YoY LCY, normalised Total revenue 953 940 1.4% 11.9% 17.9% 3,698 3,755 (1.5%) 16.4% 17.9% Ukraine 217 224 (3.2%) (3.3%) 5.7% 919 971 (5.4%) 8.0% 10.4% Pakistan 299 332 (9.8%) 14.7% 26.0% 1,119 1,285 (12.9%) 19.9% 23.0% Kazakhstan 208 169 22.6% 22.1% 22.1% 775 636 21.8% 20.6% 20.6% Bangladesh 141 140 1.2% 8.4% 8.4% 570 576 (1.1%) 14.4% 14.4% Uzbekistan 75 64 18.1% 29.7% 29.7% 269 233 15.3% 22.6% 22.6% Kyrgyzstan 15 13 9.3% 16.3% 16.3% 56 49 13.1% 18.8% 18.8% Georgia - - n.m. n.m. n.m. - 17 (100.0%) (100.0%) (100.0%) HQ and eliminations (2) (2) 29.4% (9) (13) 33.4% Service revenue 915 905 1.1% 11.3% 17.5% 3,576 3,621 (1.2%) 16.5% 18.1% Ukraine 215 222 (3.5%) (3.6%) 5.5% 911 965 (5.6%) 7.9% 10.2% Pakistan 275 309 (10.8%) 13.5% 25.6% 1,041 1,190 (12.6%) 20.3% 23.7% Kazakhstan 199 163 22.4% 21.9% 21.9% 749 613 22.2% 21.1% 21.1% Bangladesh 140 138 1.4% 8.6% 8.6% 561 566 (1.0%) 14.6% 14.6% Uzbekistan 74 63 17.0% 28.5% 28.5% 268 233 15.0% 22.3% 22.3% Kyrgyzstan 15 13 8.9% 15.9% 15.9% 55 49 13.3% 18.9% 18.9% Georgia - - n.m. n.m. n.m. - 17 (100.0%) (100.0%) (100.0%) HQ and eliminations (2) (2) 29.6% (9) (13) 33.3% EBITDA 364 458 (20.4%) (11.3%) 24.9% 1,609 1,747 (7.9%) 9.9% 20.0% Ukraine 116 123 (5.5%) (5.7%) 12.4% 541 575 (5.9%) 8.1% 7.7% Pakistan 129 224 (42.6%) (26.7%) 23.3% 502 654 (23.3%) 4.9% 23.6% Kazakhstan 107 82 30.6% 30.1% 30.1% 421 321 31.2% 30.0% 30.0% Bangladesh 53 46 15.9% 24.2% 24.2% 214 210 1.7% 18.2% 18.2% Uzbekistan 34 25 36.6% 50.1% 50.1% 112 124 (9.8%) (3.8%) 14.8% Kyrgyzstan 6 5 22.5% 30.4% 30.4% 22 19 14.9% 20.7% 20.7% Georgia - - n.m. n.m. n.m. - 7 (100.0%) (100.0%) (100.0%) HQ and eliminations (80) (46) (72.5%) (203) (164) (23.7%) EBITDA margin 38.2% 48.7% (10.5p.p.) 43.5% 46.5% (3.0p.p.) COUNTRY PERFORMANCE

Trading update
4Q23 and FY23
16
VEON

UKRAINE

Keeping Ukraine connected and investing in its future

UAH million	4Q23	4Q22	YoY	FY23	FY22	YoY
Total revenue	**7,921**	**8,192**	**(3.3%)**	**33,588**	**31,092**	**8.0%**
Service revenue	7,839	8,130	(3.6%)	33,319	30,893	7.9%
EBITDA	**4,228**	**4,484**	**(5.7%)**	**19,775**	**18,301**	**8.1%**
EBITDA margin	53.4%	54.7%	(1.4p.p.)	58.9%	58.9%	0.0p.p.
Capex	2,573	2,453	4.9%	6,364	5,960	6.8%
Capex intensity	18.9%	19.2%	(0.3p.p.)			
Mobile						
Total operating revenue	7,364	7,660	(3.9%)	31,397	29,014	8.2%
Service revenue	7,364	7,660	(3.9%)	31,397	29,014	8.2%
Data revenue	4,566	4,400	3.8%	18,528	16,837	10.0%
Customers (mln)	23.9	24.8	(3.4%)			
Data users (mln)	17.7	17.5	0.9%			
4G users (mln)	14.3	13.1	8.8%			
ARPU (UAH)	102	103	(1.4%)			
MOU (min)	537	563	(4.5%)			
Data usage (GB/user)	9.9	9.0	9.6%			
4G coverage	95.0%	93.7%	1.3p.p.			
Fixed-line						
Total operating revenue	476	470	1.3%	1,922	1,879	2.3%
Service revenue	476	470	1.3%	1,922	1,879	2.3%
Broadband customers (mln)	1.1	1.1	(0.4%)			

Kyivstar's revenues and EBITDA were negatively impacted by a widespread external cyberattack, which resulted in a temporary disruption of Kyivstar's network and services. Working relentlessly, Kyivstar restored services in progressive stages. The team remains fully committed to the reconstruction and recovery of Ukraine.

In FY23, total **revenue** grew by 8.0% YoY and **EBITDA** grew by 8.1% YoY, despite the highly challenging operating conditions in Ukraine. This growth was bolstered by an uptick in 4G penetration and an increase in customers opting for Kyivstar's data and digital offerings.

In 4Q23, total **revenues** decreased by 3.3% YoY, with mobile service revenues lower by 3.9% YoY, impacted by the cyberattack in December 2023 and by introduced "sorry" program for customer retention.

EBITDA decreased by 5.7% YoY, corresponding to an EBITDA margin of 53.4% in 4Q23, as Kyivstar continues to assist its employees and local communities with staff and customer support programs and charitable donations, including de-mining and recovery initiatives in Ukraine.

Kyivstar's FY23 and 4Q23 revenues and EBITDA were affected by UAH 0.7 billion and by UAH 0.8 billion respectively due to the cyberattack in December 2023. This impact includes the market charity commitment of UAH 100 million as part of customer appreciation program introduced by Kyivstar. Excluding these one-off items, revenue grew by 5.7% YoY while EBITDA grew by 12.4% YoY in 4Q23 (+10.4% YoY and +7.7% YoY in FY23, respectively) despite high annual increases in utility tariffs.

Kyivstar's **4G user base** reached 14.3 million (+8.8% YoY), and now accounts for 59.7% of the total customer base (+6.7 p.p. YoY). The growth in 4G users together with new value propositions supported 9.6% YoY growth in data consumption. Kyivstar's mobile subscriber base was down 3.4% YoY as the number of Ukrainians living outside of Ukraine continued to impact the subscriber base.

With an enhanced focus on VEON's **DO1440** strategy, Kyivstar supported access to key services including digital healthcare, information and entertainment services. Kyivstar's **multiplay customers** increased by 15.1% YoY and generated growth of 12.0% YoY in multiplay revenues.

Helsi Ukraine, the country's largest digital healthcare platform, continues to power digital medicine in Ukraine, with more than 27.4 million registered patients (+9.8% YoY) having access to almost 1,600 active healthcare institutions (+37.2% YoY) and more than 37,000 specialists active on the platform (+20.0% YoY). Helsi mobile app downloads reached 6.7 million at the end of the quarter helping our clients to book some 2.2 million appointments through the platform during the reported period (+38.6% YoY).

The media streaming service, **Kyivstar TV** closed the quarter with more than 1.3 million MAUs, representing a 18.5% YoY increase. In 4Q23, more than 15,000 users of Kyivstar TV enjoyed its "Children's Profile", a dedicated portfolio of content for children, and almost 18,000 customers benefited from educational content available on the platform for free.

In 4Q23, **capex** was 4.9% higher YoY due to phasing of projects with LTM capex intensity 0.3p.p. lower YoY.

In line with its "4G everywhere" strategy, Kyivstar modernized around 4,000 4G base stations and installed nearly 1,000 new 4G sites in 2023.

Kyivstar continued to support essential connectivity in the country and sustain business resilience and continuity by adding new solutions such as modernized batteries and more efficient power generators to counter possible energy outages. Kyivstar re-connected 190 communities to its 4G network in 2023 (15 of which were re-connected in 4Q23).

Despite a significant impact on network and services due to the cyberattack, Kyivstar progressively restored data and voice connectivity services across its network in a short period of time. Kyivstar maintained nearly 100% operational uptime of its radio network across all territories controlled by Ukraine at the end of December 2023.

Trading update
4Q23 and FY23

17

VEON

PAKISTAN

Double-digit revenue YoY growth, gaining market share

PKR million	4Q23	4Q22	YoY	FY23	FY22	YoY
Total revenue	**84,745**	**73,883**	**14.7%**	**313,574**	**261,621**	**19.9%**
Service revenue	77,939	68,652	13.5%	291,583	242,366	20.3%
EBITDA	**36,461**	**49,765**	**(26.7%)**	**140,680**	**134,047**	**4.9%**
EBITDA margin	43.0%	67.4%	(24.3p.p.)	44.9%	51.2%	(6.4p.p.)
Capex	16,284	20,283	(19.7%)	36,880	52,342	(29.5%)
Capex intensity	11.8%	20.0%	(8.2p.p.)			
Mobile						
Total operating revenue	83,247	72,899	14.2%	308,175	257,339	19.8%
Service revenue	76,441	67,668	13.0%	286,183	238,084	20.2%
Data revenue	35,073	27,515	27.5%	128,495	105,960	21.3%
Customers (mln)	70.6	73.7	(4.2%)			
Data users (mln)	53.0	52.8	0.2%			
4G users (mln)	43.9	41.3	6.2%			
ARPU (PKR)	359	300	19.6%			
MOU (min)	443	416	6.4%			
Data usage (GB/user)	6.8	5.8	18.2%			
4G coverage	67.0%	65.1%	1.9p.p.			

With a robust portfolio of digital offerings and double-digit growth in multiplay customers, Jazz delivered another quarter of strong local currency revenue growth despite a challenging macroeconomic environment.

In FY23, total **revenue** grew by 19.9% YoY and **EBITDA** grew by 4.9% YoY. Normalised for one-off recorded in 2022, FY23 total revenue growth of 23.0% YoY and EBITDA growth of 23.6% YoY were supported by Jazz's successful execution of its digital operator strategy.

In 4Q23, total **revenues** rose by 14.7% YoY reflecting strong growth in 4G users and disciplined inflationary pricing as ARPU grew 19.6% YoY. Jazz's fintech offerings stood out in this quarter, with robust growth in service revenues for both JazzCash (+90.1% YoY) and Mobilink Microfinance Bank (+89.4% YoY).

EBITDA was lower by 26.7% YoY. In 4Q22, revenues and EBITDA were positively impacted by the reversal of a provision following a favorable decision from the Islamabad High Court on pending litigation, increasing recorded revenues by PKR 6.6 billion and EBITDA by PKR 20.2 billion. Excluding these one-off items, underlying revenue was 26.0% higher YoY and underlying EBITDA was 23.3% higher YoY in local currency terms, **marking a third consecutive quarter of growth above 20% in revenues and EBITDA.**

JazzCash and Mobilink Microfinance Bank saw further EBITDA margin expansion. JazzCash grew EBITDA from negative PKR 1.6 billion in 4Q22 to positive PKR 1.3 billion in 4Q23, Mobilink Microfinance Bank generated PKR 2.4 billion in EBITDA, representing 23.4% growth YoY.

In 4Q23, the **4G user base** reached 43.9 million, a YoY increase of 6.2%, with 4G penetration of 62.1% (+6.1 p.p.). Jazz reported 70.6 million mobile subscribers (-4.2% YoY) as the team continues focusing on driving top-line growth, expanding ARPU and retaining more valuable customers.

With the continued execution of its **DO1440** strategy Jazz's strong portfolio of digital services continues to scale. Jazz recorded 21.9% YoY growth in **multiplay customers** who benefit from digital services such as JazzCash, the self-care app JazzWorld and the entertainment platform Tamasha.

In 4Q23, multiplay customers accounted for 29.2% of the monthly active consumer base. With 3.2x the ARPU of voice-only users, Jazz's multiplay customers generated 54.0% of the operator's revenues in the B2C segment (+10.5 p.p. YoY).

In 2023, **JazzCash** was the largest domestic fintech platform and the most popular mobile fintech application in Pakistan. In addition to having a significant representation of women, JazzCash's extensive network of agents and merchants has facilitated considerable digitalization of society and payment/loan services, effectively transforming Pakistan's financial landscape. As the leader in NPS scores, JazzCash is honoured to be the people's choice for fintech services.

JazzCash had 16.2 million MAUs and extended digital loans to 1.6 million customers (+34.6% YoY). Total revenue grew 81.9% YoY driven by LTM Gross Transaction Value of PKR 5.8 trillion, a 38.9% YoY increase as well as revenue from digital lending. This was supported by a continued expansion of its retail distribution network, reaching more than 240,000 active merchants (+29.4% YoY) and optimizing its agent base with more than 118,000 active agents by the end of 4Q23 (-9.8% YoY).

The self-care app **JazzWorld** saw MAUs increase by 15.2% YoY, reaching 14.6 million at the end of 4Q23. JazzWorld continues to enrich the daily lives of its customers, fulfilling their needs from telecom to lifestyle services. More than 6.3 million users access lifestyle features, podcasts, horoscopes, games, financial updates and more - all in one app.

In 4Q23, Pakistan's leading entertainment platform **Tamasha** reached 10.6 million MAUs (2.5x more YoY), and average daily active users rose 69.6% YoY to 1.2 million at the end of the quarter.

Capex was PKR 16.3 billion in 4Q23, with LTM capex intensity of 11.8% (-8.2 p.p. YoY) being impacted by the regulator's currency control measures. However, Jazz continues to expand and upgrade its 4G network, with almost 1,000 new 4G sites added in 2023.

Trading update
4Q23 and FY23

18

VEON

KAZAKHSTAN

Revenue over 20% and EBITDA over 30% YoY, continuing to gain market share

KZT million	4Q23	4Q22	YoY	FY23	FY22	YoY
Total revenue	**96,667**	**79,196**	**22.1%**	**353,562**	**293,057**	**20.6%**
Service revenue	92,734	76,080	21.9%	341,856	282,396	21.1%
EBITDA	**49,815**	**38,279**	**30.1%**	**192,067**	**147,789**	**30.0%**
EBITDA margin	51.5%	48.3%	3.2p.p.	54.3%	50.4%	3.9p.p.
Capex	42,205	23,407	80.3%	75,927	57,054	33.1%
Capex intensity	21.5%	19.5%	2.0p.p.			
Mobile						
Total operating revenue	79,365	62,492	27.0%	286,831	238,589	20.2%
Service revenue	75,460	59,416	27.0%	275,226	228,084	20.7%
Data revenue	48,310	36,031	34.1%	173,232	134,484	28.8%
Customers (mln)	11.1	10.6	4.2%			
Data users (mln)	9.4	8.6	9.1%			
4G users (mln)	8.1	7.2	11.9%			
ARPU (KZT)	2,268	1,867	21.5%			
MOU (min)	230	262	(12.0%)			
Data usage (GB/user)	18.1	16.8	7.5%			
4G coverage	89.2%	87.3%	1.9p.p.			
Fixed-line						
Total operating revenue	17,302	16,704	3.6%	66,731	54,468	22.5%
Service revenue	17,274	16,663	3.7%	66,630	54,312	22.7%
Broadband customers (mln)	0.7	0.6	6.6%			

Beeline Kazakhstan continued to gain market share in 4Q23, with over 20% YoY growth in revenues and above 30% YoY growth in EBITDA. Beeline Kazakhstan reached 11 million mobile subscribers and Multiplay customers rose 19.6% YoY.

In FY23, total **revenues** rose by 20.6% YoY, while service revenues increased by 21.1% YoY, driven by nearly 30% YoY growth in data revenues.

EBITDA increased by 30.0% YoY in FY23, supported by solid topline YoY growth and margin leverage.

In 4Q23, total **revenues** rose by 22.1% YoY, while service revenues increased by 21.9% YoY, driven by growth in the mobile business as well as from digital offerings.

EBITDA increased by 30.1% YoY in 4Q23, as higher ARPU, a growing customer base and rising consumption of data and digital services supported solid topline YoY growth.

Beeline Kazakhstan expanded its **4G user base** to 8.1 million, up 11.9% YoY at the end of 4Q23, and reached 73.3% 4G penetration of the total customer base.

Beeline Kazakhstan continued to expand its digital portfolio in line with the **DO1440** strategy. **Multiplay customers** who used services such as izi, Simply, My Beeline and BeeTV reached nearly 4.0 million, up 19.6% YoY. With higher ARPU and lower churn, these customers contributed 61.5% of the revenues in the B2C segment.

The **MyBeeline** self-care platform increased its MAUs by 19.8% YoY, reaching 4.7 million MAUs.

The **BeeTV** multiplatform entertainment service reached almost 0.9 million MAUs (+4.1% YoY), with 75.8% of customers using the mobile version of the service. Earlier in 2023, BeeTV acquired broadcasting rights for 125 games of UEFA Champions League 2023/24. Moreover, 24 of them will be aired exclusively on BeeTV. The 2023/24 UEFA Champions League group stage began on 19 September 2023 and will end on 1 June 2024.

Beeline Kazakhstan's sub-brand **izi** continued to deliver strong growth with MAUs of the izi increasing 16.9% YoY to some 475,000. At the end of 4Q23, izi recorded more than 248,000 monthly active subscribers using izi SIM card, a 62.0% increase YoY. Total ARPU of izi platform users increased by 30.3% YoY on the back of its expanded value proposition as the platform offers a variety of unique/new content and actively promotes Kazakh celebrities.

Simply, Kazakhstan's first mobile online-only neobank, saw a 5.2x YoY increase in MAUs, which reached more than 1.3 million at the end of 4Q23. This growth was driven by the ecosystem cashback program initiated by Beeline Kazakhstan, where Simply bonuses serve as the key integrated pillar of ecosystem development.

Capex was KZT 42.2 billion during the quarter, representing a LTM capex intensity of 21.5%. Capex budgets continue to be allocated to the 250+ project, which focuses on expanding the 4G network and connecting remote and rural areas. Beeline Kazakhstan connected 182 settlements to its network and added over 500 new 4G base stations in 2023.

Trading update
4Q23 and FY23
19
VEON

BANGLADESH

EBITDA growth over 24% YoY supported by over 20 million 4G users and digital portfolio

BDT million	4Q23	4Q22	YoY	FY23	FY22	YoY
Total revenue	**15,579**	**14,373**	**8.4%**	**61,490**	**53,742**	**14.4%**
Service revenue	15,365	14,144	8.6%	60,546	52,819	14.6%
EBITDA	**5,883**	**4,735**	**24.2%**	**23,113**	**19,554**	**18.2%**
EBITDA margin	37.8%	32.9%	4.8p.p.	37.6%	36.4%	1.2p.p.
Capex	1,977	4,372	(54.8%)	11,268	18,216	(38.1%)
Capex intensity	18.3%	33.9%	(15.6p.p.)			
Mobile						
Total operating revenue	15,579	14,373	8.4%	61,490	53,742	14.4%
Service revenue	15,365	14,144	8.6%	60,546	52,819	14.6%
Data revenue	5,586	4,961	12.6%	21,713	17,277	25.7%
Customers (mln)	40.4	37.6	7.5%			
Data users (mln)	26.8	24.4	9.6%			
4G users (mln)	20.1	16.1	24.5%			
ARPU (BDT)	127	121	5.3%			
MOU (min)	186	208	(10.4%)			
Data usage (GB/user)	4.9	5.4	(10.1%)			
4G coverage	86.6%	81.1%	5.5p.p.			

Banglalink continued its balanced growth, with 8.4% YoY topline growth in 4Q23 despite deteriorating macro. As successful network rollout and the continued expansion of digital services supported this performance. Banglalink also reported its fourth consecutive quarter of double-digit EBITDA growth YoY.

In FY23, Banglalink **revenue** rose 14.4% YoY supported by higher data revenue (+25.7% YoY).

Growing topline drove **EBITDA** up 18.2% YoY in FY23. Banglalink's strong focus on cost control and inflationary pricing helped deliver this impressive result.

In 4Q23, total **revenues** increased by 8.4% YoY and mobile data revenue grew by 12.6% YoY. This performance was driven by a balanced expansion in both the customer base (+7.5% YoY) and ARPU (+5.3% YoY).

EBITDA rose by 24.2% YoY in 4Q23, supported by healthy topline growth and effective cost control initiatives.

Benefiting from its nationwide 4G network expansion, Banglalink increased its customer base in 4Q23, recording 24.5% growth in its **4G user base**, which reached 20.1 million. This corresponds to 49.6% 4G penetration, a 6.8 p.p. YoY increase, and remains a key enabler of Banglalink's future growth plans.

Higher 4G penetration supported the effective implementation of Banglalink's **DO1440** strategy. Driven by the uptake of digital services, the **multiplay customer base** grew by 9.4% YoY, supporting a 27.5% YoY increase in multiplay revenues, which reached 33.9% of B2C revenues during 4Q23.

Banglalink has a proven track record of developing digital services that enable digital inclusion in areas such as digital health, education and entertainment.

Banglalink's **Toffee** is the country's leading entertainment application and OTT platform with audio and video streaming services accessible to users of all mobile operators in Bangladesh. In 4Q23, Toffee saw 8.4 million MAUs (-60.3% YoY). For Toffee, YoY comparison in MAU is distorted by uniquely high viewership during FIFA World Cup in 4Q22. Toffee recently launched Bangladesh's first cyber thriller movie 'Antarjal' on Toffee App.

Banglalink's **MyBanglalink** ("MyBL"), pioneering telecommunications super app revolutionizing convenience for customers under one unified digital umbrella, is now the number 1 app in the lifestyle category on the Google Play Store. The app caters to a monthly active user base of 7.8 million at the end of the quarter (+36.4% YoY). MyBL is Bangladesh's premier digital health service aggregator and provider of an extensive range of services ranging from music, gaming and education to ticket bookings and seamless utility bill payments; with 2.6 million users listening to music from the library of more than 100,000 Bengali songs, 1.5 million users using e-health services with access to more than 12,000 doctor consultations, and more than 1.0 million MAUs benefiting from access to online courses with over 76,800 enrollments, each for this year.

Capex in 4Q23 was BDT 2.0 billion, capex intensity over the past 12 months reduced to 18.3% (-15.6 p.p. YoY) as accelerated roll-out was carried out in the preceding year.

Banglalink has made significant investments into its network with its nation-wide expansion strategy, its network footprint has doubled over the last 18 months. With over 15,000 sites now actively providing nationwide high-speed 4G connectivity.

In 4Q23, Banglalink has completed the sale of part of its tower portfolio in Bangladesh (2,012 towers) to Summit Towers Limited for a consideration of approximately BDT 11 billion.

Banglalink is driving forward Bangladesh's digital future by providing high quality 4G network, which has been recognized internationally for speed and overall coverage since 2020. Ookla recently announced Banglalink as the Fastest Mobile Network in Bangladesh, based on in-depth analysis of consumer-initiated tests taken with Speedtest during Q3-Q4 2023. Banglalink won Ookla's Fastest Mobile Network award for the eighth time in a row.

Trading update
4Q23 and FY23

20

VEON

UZBEKISTAN

Revenue nearly 30% and reached 73%+ 4G user penetration

UZS million	4Q23	4Q22	YoY	FY23	FY22	YoY
Total revenue	**920,546**	**709,726**	**29.7%**	**3,158,369**	**2,575,184**	**22.6%**
Service revenue	908,958	707,309	28.5%	3,145,884	2,571,961	22.3%
EBITDA	**412,300**	**274,717**	**50.1%**	**1,319,354**	**1,371,642**	**(3.8%)**
EBITDA margin	44.8%	38.7%	6.1p.p.	41.8%	53.3%	(11.5p.p.)
Capex	208,457	53,726	288.0%	717,995	680,576	5.5%
Capex intensity	22.7%	26.4%	(3.7p.p.)			
Mobile						
Total operating revenue	909,526	706,617	28.7%	3,145,992	2,566,212	22.6%
Service revenue	908,958	704,707	29.0%	3,144,698	2,563,793	22.7%
Data revenue	606,770	479,403	26.6%	2,182,824	1,762,342	23.9%
Customers (mln)	8.4	8.4	(0.3%)			
Data users (mln)	7.6	7.2	5.0%			
4G users (mln)	6.2	5.5	10.9%			
ARPU (UZS)	35,017	27,982	25.1%			
MOU (min)	607	655	(7.4%)			
Data usage (GB/user)	10.8	8.5	26.5%			
4G coverage	85.0%	78.0%	7.0p.p.			

Beeline Uzbekistan delivered its second consecutive year of 20%+ YoY topline growth and tenth consecutive quarter of double-digit YoY topline growth, reached over 73% 4G user penetration.

For the full year 2023, Beeline Uzbekistan achieved 22.6% YoY **revenue** growth. This performance was driven by the combination of expansion in the customer base and higher ARPU, as well as double-digit increases in 4G users and data usage.

The year-on-year decrease of 3.8% in **EBITDA** in 2023 was impacted by an one-off factor in 2Q22. Adjusting for this, Beeline Uzbekistan would have reported EBITDA growth of 14.8% YoY for full year 2023.

In 4Q23, total **revenues** increased by 29.7% YoY. This strong operational performance was driven by growth in ARPU, the rising number of 4G users, and higher demand for Beeline's data and digital services.

EBITDA saw a 50.1% YoY increase, supported by the strong topline growth and continued focus on cost control as Beeline Uzbekistan executes on its growth strategy.

In 4Q23, Beeline Uzbekistan recorded 8.4 million subscribers (-0.3% YoY). The **4G user base** reached 6.2 million users during the quarter, 10.9% YoY increase, and 4G users now account for 73.1% of total customers (+7.3 p.p. YoY), exceeding VEON's target of 70% 4G penetration in the customer base.

In 2023, Beeline Uzbekistan continued to expand its 4G network coverage across the country to provide 4G for all, successfully launching more than 1,700 base stations, enhancing communications in 142 districts and 61 cities across the country, with 4G coverage now reaching 85.0%.

In 4Q23, Beeline Uzbekistan reported a 6.1% YoY increase in 4G base stations.

With a strong focus on the execution of its **DO1440** strategy, Beeline Uzbekistan continued offering new digital bundles and tariff plans in 4Q23, building on its portfolio of digital products and services. Supported by higher 4G user penetration and uptake of digital products, Beeline Uzbekistan increased its **multiplay customer base** by 26.2% YoY. Multiplay users now account for 50.0% of the monthly active B2C customer base, contributing 65.8% of B2C revenues during 4Q23.

The **Beepul** mobile financial services platform grew its app MAUs by 4.5% YoY, and the average transaction value per user increased by 6.5% YoY.

Beeline Uzbekistan is progressively transitioning to a new optimized portfolio of digital products and services. The self-service app **My Beeline**, with the rating of 4.5 on Apple AppStore and on Google Play, recorded 3.9 million MAUs (+32.7%) with total of 5.2 million MAUs on the platform at the end of the quarter (+7.2% YoY). Entertainment platforms, including **Beeline TV** and **Beeline Music**, accounted for almost 1.6 million MAUs in 4Q23 (+2.7% YoY).

Beeline Uzbekistan's digital-first operator **OQ** launched in October 2023, reached almost 177,000 MAUs at the end of the quarter. OQ provides integrated digital experiences in entertainment and communication, serving digital natives who use mobile internet extensively to engage with lifestyle services.

Capex was UZS 208.5 billion in 4Q23, with capex intensity of 22.7%. Adjusting for the acquisition of a new office building in 2022 with an additional payment in 2023, capex intensity for the last twelve months increased by 1.6 p.p. YoY reaching 21.6%.

Trading update 4Q23 and FY23 21 On 21 March 2024, VEON will host a conference call with senior management at or around 14:00 CET (8:00 EST, 13:00 GMT), which will be accessible through the webcast and over the phone. Webcast and dial-in To register and access the event, please click here or copy and paste this link to the address bar of your browser: https://veon-global.zoom.us/webinar/register/WN_dqt5e5W0RlOfysT__nvHFw Once registered, you will receive registration confirmation on the email address mentioned during registration with the link to access the webcast and dial-in details to listen to the webcast over the phone. We strongly encourage you to watch the event through the Zoom link, but if you prefer to dial in, then please use the dial-in details. Q&A Kindly note, that Q&A session will be facilitated via “Q&A” function in the webcast. You can also submit your questions prior the event to VEON Investor Relations at ir@veon.com. The conference call replay, the slide presentation and a transcript of the conference call will also be available for download from VEON’s website. CONTACT INFORMATION Investor Relations Faisal Ghori ir@veon.com CONFERENCE CALL INFORMATION

Trading update 4Q23 and FY23 22 VEON’s results presented in this document are, unless otherwise stated, based on IFRS and have not been externally audited or reviewed. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, net debt, capex, capex intensity, local currency ("LCY") trends, and ARPU, is defined in Attachment A. PRESENTATION OF FINANCIAL RESULTS

Trading update 4Q23 and FY23 23 DISCLAIMER VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and/or audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This document contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this document are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the war in Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments DISCLAIMER AND NOTICE TO READERS

Trading update 4Q23 and FY23 24 regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward- looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. This document also contains ratings from credit agencies. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Furthermore, elements of this document contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, sanctions and such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing war between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although we have completed our exit from Russia, our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

Trading update 4Q23 and FY23 25 CONTENT OF THE ATTACHMENTS Attachment A Definitions 26 Attachment B Customers 28 Attachment C Reconciliation tables 28 Attachment D Rates of functional currencies to USD 32 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2023.xlsx on VEON’s website at https://www.veon.com/investors/reports-results/ ATTACHMENTS

Trading update 4Q23 and FY23 26 ATTACHMENT A: DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Digital services monthly active users (“MAUs”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non- current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency (“LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as ‘discontinued operations’. LCY trends normalised (growth/decline) is an alternative performance measure which is calculated as local currency trends if excluding extraordinary non-recurring items (“one-offs”) with the absolute amount of USD 5 million or more, such as an impact of the cyberattack in Ukraine in 4Q23, SIM tax reversal in Pakistan in 4Q22, restructuring of VEON Headquarters in 2022 and 2023, exit from Russia in 2022-2023, a provision related to value added tax in the Netherlands in 4Q23.

Trading update 4Q23 and FY23 27 Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relative NPS (rNPS) – advantage or gap in NPS when comparing to competition. Total digital monthly active users (MAU) – is a total cumulative MAU of all VEON digital platforms, services and applications. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (included until the sale thereof on 8 June 2022) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai.

Trading update
4Q23 and FY23
28
VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
	4Q23	3Q23	QoQ	4Q22	YoY	4Q23	3Q23	QoQ	4Q22	YoY
Pakistan	70.6	70.5	0.2%	73.7	(4.2%)					
Ukraine	23.9	24.1	(0.9%)	24.8	(3.4%)	1.1	1.1	0.9%	1.1	(0.4%)
Bangladesh	40.4	39.9	1.2%	37.6	7.5%					
Kazakhstan	11.1	11.0	0.5%	10.6	4.2%	0.7	0.7	3.0%	0.6	6.6%
Uzbekistan	8.4	8.7	(3.3%)	8.4	(0.3%)					
Kyrgyzstan	1.9	1.9	(0.7%)	1.9	(1.3%)					
Total	156.2	156.1	0.1%	156.9	(0.4%)	1.8	1.8	1.7%	1.8	2.1%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA TO PROFIT/(LOSS) FOR THE PERIOD

USD million, unaudited	4Q23	4Q22	FY23	FY22
EBITDA	364	458	1,609	1,747
Depreciation	(131)	(141)	(527)	(557)
Amortization	(52)	(61)	(208)	(221)
Impairment (loss)/gain	(6)	(4)	6	107
Gain/(loss) on disposals of non-current assets	44	(1)	46	(1)
Gain/(loss) on disposals of subsidiaries	0	119	(0)	88
Operating profit	220	369	927	1,163
Financial income and expenses:	(107)	(137)	(470)	(551)
– Including finance income	11	13	60	32
– Including finance expenses	(119)	(150)	(531)	(583)
Net foreign exchange gain/(loss) and others:	36	110	100	189
– Including other non-operating gains/(losses)	4	(24)	20	9
– Including net foreign exchange gain/(loss)	32	135	80	180
Profit before tax	149	342	557	801
Income tax (expense)/gain	(57)	(87)	(173)	(69)
(Loss)/profit from discontinued operations	(3,637)	114	(2,830)	(741)
(Loss)/profit for the period	(3,545)	368	(2,446)	(9)
– Of which profit/(loss) attributable to non-controlling interest	19	14	78	153
– Of which (loss)/profit attributable to VEON shareholders	(3,565)	355	(2,524)	(162)

RECONCILIATION OF CAPEX

USD million, unaudited	4Q23	4Q22	FY23	FY22
Capex	258	263	651	832
Adding back purchase of licenses	-	(1)	4	540
Difference in timing between accrual and payment for capital expenditures	(104)	(99)	111	(362)
Cash paid for capital expenditures	154	163	766	1,010

Trading update
4Q23 and FY23
29
VEON

RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES

- **4Q23**

Total Revenue	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	5.7%	(9.0%)	(3.3%)	0.1%	(3.2%)
Pakistan	26.0%	(11.3%)	14.7%	(24.5%)	(9.8%)
Kazakhstan	22.1%	-	22.1%	0.5%	22.6%
Bangladesh	8.4%	-	8.4%	(7.2%)	1.2%
Uzbekistan	29.7%	-	29.7%	(11.7%)	18.1%
Kyrgyzstan	16.3%	-	16.3%	(7.0%)	9.3%
Total	**17.9%**	**(6.0%)**	**11.9%**	**(10.5%)**	**1.4%**

EBITDA	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	12.4%	(18.2%)	(5.7%)	0.3%	(5.5%)
Pakistan	23.3%	(50.1%)	(26.7%)	(15.8%)	(42.6%)
Kazakhstan	30.1%	-	30.1%	0.4%	30.6%
Bangladesh	24.2%	-	24.2%	(8.3%)	15.9%
Uzbekistan	50.1%	-	50.1%	(13.5%)	36.6%
Kyrgyzstan	30.4%	-	30.4%	(7.9%)	22.5%
Total	**24.9%**	**(36.2%)**	**(11.3%)**	**(9.1%)**	**(20.4%)**

- **FY23**

Total Revenue	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	10.4%	(2.4%)	8.0%	(13.4%)	(5.4%)
Pakistan	23.0%	(3.1%)	19.9%	(32.8%)	(12.9%)
Kazakhstan	20.6%	-	20.6%	1.2%	21.8%
Bangladesh	14.4%	-	14.4%	(15.6%)	(1.1%)
Uzbekistan	22.6%	-	22.6%	(7.4%)	15.3%
Kyrgyzstan	18.8%	-	18.8%	(5.6%)	13.1%
Total	**17.9%**	**(1.5%)**	**16.4%**	**(17.9%)**	**(1.5%)**

EBITDA	LCY, normalised	One-offs	LCY	FX and other	Reported
Ukraine	7.7%	0.4%	8.1%	(14.0%)	(5.9%)
Pakistan	23.6%	(18.6%)	4.9%	(28.2%)	(23.3%)
Kazakhstan	30.0%	-	30.0%	1.3%	31.2%
Bangladesh	18.2%	-	18.2%	(16.5%)	1.7%
Uzbekistan	14.8%	(18.6%)	(3.8%)	(6.0%)	(9.8%)
Kyrgyzstan	20.7%	-	20.7%	(5.8%)	14.9%
Total	**20.0%**	**(10.0%)**	**9.9%**	**(17.8%)**	**(7.9%)**

Trading update
4Q23 and FY23
30
VEON

RECONCILIATION OF TOTAL REVENUE AND EBITDA IN REPORTED CURRENCY, IN CONSTANT CURRENCY AND IN CONSTANT CURRENCY ADJUSTED FOR ONE-OFFS

4Q23

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
Total revenue				
Ukraine	217	217	20	237
Pakistan	299	381		381
Kazakhstan	208	207		207
Bangladesh	141	152		152
Uzbekistan	75	82		82
Kyrgyzstan	15	16		16
HQ and eliminations	(2)	(2)		(2)
Total	953	1,052	20	1,072

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
EBITDA				
Ukraine	116	116	22	138
Pakistan	129	164		164
Kazakhstan	107	106		106
Bangladesh	53	57		57
Uzbekistan	34	37		37
Kyrgyzstan	6	6		6
HQ and eliminations	(80)	(80)	48	(32)
Total	364	406	70	476

FY 2023

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
Total revenue				
Ukraine	919	1,049	20	1,069
Pakistan	1,119	1,540		1,540
Kazakhstan	775	767		767
Bangladesh	570	659		659
Uzbekistan	269	286		286
Kyrgyzstan	56	59		59
HQ and eliminations	(9)	(9)		(9)
Total	3,698	4,351	20	4,371

USD, million	Reported	Constant FX	One-offs	Constant FX, adjusted for one-offs
EBITDA				
Ukraine	541	618	24	642
Pakistan	502	691		691
Kazakhstan	421	417		417
Bangladesh	214	248		248
Uzbekistan	112	119		119
Kyrgyzstan	22	23		23
HQ and eliminations	(203)	(203)	84	(119)
Total	1,609	1,913	108	2,021

Trading update
4Q23 and FY23
31
VEON

RECONCILIATION OF NET DEBT

USD million	31 December 2023	30 September 2023	30 June 2023
Net debt excluding banking operations in Pakistan	2,955	2,134	2,753
Cash and cash equivalents	1,902	2,249	2,457
Deposits in MMBL and JazzCash in Pakistan	(165)	(62)	(53)
Long - term and short-term deposits	1	4	5
Gross debt	4,693	4,326	5,161
Interest accrued related to financial liabilities	75	105	69
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(6)	(6)	(22)
Derivatives not designated as hedges	(0)	0	0
Derivatives designated as hedges	1	1	(0)
Other financial liabilities	(0)	(0)	(0)
Total financial liabilities	4,762	4,426	5,208

Certain comparative amounts have been reclassified to conform to the current period presentation. Cash and cash equivalents include amounts relating to banking operations in Pakistan: USD 165 million as of 31 December 2023, USD 62 million as of 30 September 2023, and USD 53 million as of 30 June 2023.

EBITDA RECONCILIATION ON COUNTRY LEVEL

4Q23

USD million	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	129	116	53	107	34	6	(80)	364
Less								
Depreciation	(37)	(26)	(36)	(19)	(10)	(3)	(1)	(131)
Amortization	(16)	(13)	(15)	(6)	(1)	(0)	(1)	(52)
Impairment loss	-	(2)	(0)	(0)	(0)	-	(4)	(6)
Loss on disposals of non-current assets	0	1	41	(0)	2	0	(0)	44
Gains/(losses) on sale of investments in subsidiaries							0	0
Operating profit	77	77	43	81	25	2	(85)	220

FY23

USD million	Pakistan	Ukraine	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	VEON Consolidated
EBITDA	502	541	214	421	112	22	(203)	1,609
Less								
Depreciation	(145)	(104)	(149)	(78)	(35)	(14)	(2)	(527)
Amortization	(63)	(49)	(61)	(27)	(3)	(2)	(3)	(208)
Impairment loss	0	(0)	(0)	10	(0)	0	(4)	6
Loss on disposals of non-current assets	1	0	41	(1)	3	(0)	2	46
Gains/(losses) on sale of investments in subsidiaries							(0)	(0)
Operating profit	295	389	45	325	78	6	(210)	927

Trading update
4Q23 and FY23
32

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	4Q23	4Q22	YoY	4Q23	4Q22	YoY
Pakistan Rupee	282.87	222.98	(26.9%)	281.56	226.66	(24.2%)
Bangladeshi Taka	110.13	102.77	(7.2%)	109.56	103.14	(6.2%)
Ukraine Hryvnia	36.59	36.57	(0.1%)	37.98	36.57	(3.9%)
Kazakhstan Tenge	466.06	468.00	0.4%	454.56	462.65	1.7%
Uzbekistan Som	12,274.15	11,175.68	(9.8%)	12,338.77	11,225.46	(9.9%)
Kyrgyzstan Som	89.13	83.80	(6.4%)	89.09	85.68	(4.0%)
Russian Ruble	92.82	62.42	(48.7%)	89.69	70.34	(27.5%)

Trading update 4Q23 and FY23 33